Exhibit 12.1

MACK-CALI REALTY CORPORATION
 CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

 (DOLLAR AMOUNTS IN THOUSANDS)

Mack-Cali Realty Corporation's ratios of earnings to fixed charges for each of the five years ended December 31, 2012 were as follows:

	For the Year Ended December 31,
	2012	2011	2010	2009	2008
EARNINGS:
ADD:
Income from continuing operations before
noncontrolling interest and equity in
earnings from unconsolidated joint ventures	$ 42,192	$ 75,780	$ 63,395	$ 82,564	$ 101,931
Fixed charges (see calculation below)	126,845	125,403	150,438	140,723	131,935
Amortization of capitalized interest	1,981	1,913	2,070	2,028	1,950
Distributed income of unconsolidated joint ventures	3.990	3,301	2,311	2,637	5,784
SUBTRACT:
Capitalized interest	(4,342)	(1,081)	(1,912)	(1,401)	(5,799)
TOTAL EARNINGS:	$ 170,666	$ 205,316	$ 216,302	$ 226,551	$ 235,821
FIXED CHARGES:
Interest expense (includes amortization of deferred financing costs)	$ 122,368	$ 124,187	$ 148,363	$ 139,077	$ 125,922
Capitalized interest	4,342	1,081	1,912	1,401	5,799
Interest portion (33 percent) of ground rents on land leases	135	135	163	245	234
TOTAL FIXED CHARGES:	$ 126,845	$ 125,403	$ 150,438	$ 140,723	$ 131,955
RATIO OF EARNINGS TO FIXED CHARGES:	1.3	1.6	1.4	1.6	1.8